[redacted]

03035542

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SEC MAIL PROCESSING SECTION
OCT 23 2003
WASH. D.C. 155

Ameriquest Mortgage Securities Inc.	**0001102913**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, October 22, 2003, Series 2003-IA1	**333-105982**

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
OCT 23 2003
THOMSON FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERIQUEST MORTGAGE SECURITIES INC.

By: ______________________
Name: Jule J. Keen
Title: EVP

Dated: October 22, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Series Term Sheets	P*

---

* The Series Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ameriquest Mortgage Securities Inc.

AMERIQUEST®
MORTGAGE COMPANY

$400,000,000 *(Approximate)*

Asset-Backed Pass-Through Certificates
Series 2003-IA1

Ameriquest Mortgage Securities Inc.
(Depositor)

Ameriquest Mortgage Company
(Originator and Master Servicer)

RBS Greenwich Capital

Goldman Sachs

October 16, 2003

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

TERM SHEET DATED October 16, 2003

Ameriquest Mortgage Securities Inc.

Asset-Backed Pass-Through Certificates, Series 2003-IA1

$400,000,000 *(Approximate)*

Subject to a variance of plus or minus of 10%

Structure Overview

To 10% Optional Termination

Class	Approximate Size	Type	WAL (yrs)	Principal Payment Window(mos.)	Pmt Delay (days)	Interest Accrual Basis	Expected Final Maturity	Expected Ratings S&P / M
A-1	$77,500,000	FLOAT	0.80	1-17	0	Act/360	Aug 2012	AAA / Aaa
A-2	$71,600,000	FIXED	2.00	17-32	24	30/360	Feb 2019	AAA / Aaa
A-3	$28,500,000	FIXED	3.00	32-40	24	30/360	Aug 2022	AAA / Aaa
A-4	$85,700,000	FIXED	5.00	40-98	24	30/360	Dec 2030	AAA / Aaa
A-5	$36,700,000	FIXED	11.65 (1)	98-234 (1)	24	30/360	Aug 2033	AAA / Aaa
A-6	$37,000,000	FIXED / NAS	6.60	37-111	24	30/360	June 2033	AAA / Aaa
M-1	$33,000,000	FLOAT	3.86	1-111	0	Act/360	Aug 2033	AA/Aa2
M-2	$22,000,000	FLOAT	3.86	1-111	0	Act/360	Aug 2033	A/A2
M-3	$8,000,000	FLOAT	3.86	1-111	0	Act/360	Aug 2033	BBB/Baa2
S*	$44,000,000	IO	NA	NA	24	30/360	Oct 2005	AAA / Aaa
Total	**$400,000,000**							

(1) The WAL of the Class A-5 Certificates shown to maturity.

Pricing Speed

Fixed-Rate Mortgage Loans	4% CPR growing to 20% CPR over 12 months (100%PPC)

Class S Notional Schedule*

*Class S pays a 4.75% coupon subject to its Net WAC Cap. The Class S notional balance is equal to the lesser of (i) the aggregate principal balance of the Mortgage Loans and (ii) the Class S schedule described below.

Month	Class S Schedule
1 - 6	$44,000,000
7 – 12	$40,000,000
13 – 18	$35,000,000
19 – 24	$28,000,000
25 and thereafter	$0

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Transaction Overview

Offered Certificates:	Approximately $77,500,000 senior floating-rate Class A-1 Certificates ("Floating-Rate Class A Certificates") and approximately $259,500,000 senior fixed-rate Class A-2, Class A-3, Class A-4, Class A-5 and Class A-6 Certificates (collectively, the "Fixed-Rate Class A Certificates," and together with the Floating-Rate Class A Certificates, the "Class A Certificates"), approximately $44,000,000 notional amount, senior fixed-rate interest-only Class S Certificates and approximately $63,000,000 mezzanine floating-rate Class M-1, Class M-2 Certificates and Class M-3 Certificates (collectively the "Class M Certificates"). The Class A Certificates, Class S Certificates and Class M Certificates are collectively referred to herein as the "Offered Certificates."
Collateral:	As of the Cut-off Date, the mortgage loans will consist of approximately 2,942 fixed-rate, first lien closed-end mortgage loans (the "Mortgage Loans") with LTVs at origination not in excess of 90%. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $400,000,298 as of the Cut-off Date. All of the Mortgage Loans were originated using an insured automated valuation model ("Insured AVM"). If a proposed loan meets certain underwriting criteria of the Originator, it will be screened for Insured AVM acceptability. Information regarding the real property to be mortgaged and other information related to the loan applicant is entered into a third party's proprietary automated valuation model to determine the property's value based on public data sources. If the property value has a confidence level of moderate or above, an exterior, drive-by inspection of the property is conducted. Provided the exterior inspection determines that the property is in at least average condition and all other terms of the Insured AVM program have been met, the loan is authorized to fund with an Insured AVM, in lieu of an appraisal. Upon the liquidation of the mortgaged property, if the Insured AVM is determined to have overstated the property's value as of the date originally made, the insurer is liable for the lesser of: (1) the losses of principal and (2) the amount the Insured AVM overstated the real property value at origination. St. Paul Fire and Marine Insurance Company (the "Insured AVM Insurer") is the insurance provider under the master policy for the Insured AVM. Their role is to issue the certificate for each Insured AVM and administer any claims filed on an Insured AVM. The Insured AVM Insurer is a wholly owned subsidiary of The St. Paul Companies, Inc., which is incorporated as a general business corporation under the laws of Minnesota, and listed on the New York and London Stock exchanges. The St. Paul Companies, Inc. is rated "A1" by Moody's and "A+" by S&P.
Class A Certificates:	Class A-1, Class A-2, Class A-3, Class A-4, Class A-5 and Class A-6 Certificates.
Class M Certificates:	Class M-1, Class M-2 and Class M-3 Certificates.
Class S Certificates:	Class S Certificates.
Depositor:	Ameriquest Mortgage Securities Inc.
Originator and Master Servicer:	Ameriquest Mortgage Company.
Trustee:	Deutsche Bank National Trust Company.
Co-Lead Underwriters:	Greenwich Capital Markets, Inc. and Goldman, Sachs & Co.
Co-Managers:	Bear, Stearns & Co.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Transaction Overview

Cut-off Date:	October 1, 2003.
Expected Pricing:	Week of October 13, 2003.
Expected Closing Date:	October 24, 2003.
Record Date:	For the Floating-Rate Class A Certificates and Class M Certificates: The business day immediately preceding the Distribution Date. For the Fixed-Rate Class A Certificates and Class S Certificates: The last business day of the month preceding the month in which the Distribution Date occurs.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in November 2003.
Determination Date:	The Determination Date with respect to any Distribution Date is the 10th day of the month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period for the first Distribution Date will be from the Cut-off Date up to and including November 10th, and with respect to all other Distribution Dates, commencing on the day after the Determination Date in the month prior to the month in which such Distribution Date occurs and ending on the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Period:	For the Floating-Rate Class A Certificates and Class M Certificates: For any Distribution Date will be the actual number of days (based on a 360-day year) included in the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date. For the Fixed-Rate Class A Certificates and Class S Certificates: For any Distribution Date will be the calendar month preceding the month of such Distribution Date based on a 360-day year consisting of twelve 30-day months.
Accrued Interest:	The price to be paid by investors for the Fixed-Rate Class A Certificates and Class S Certificates will include accrued interest from October 1, 2003, up to, but not including, the Closing Date (23 days). The price to be paid by investors for the Floating-Rate Class A Certificates and Class M Certificates will not include accrued interest (settling flat).
Administrative Fees:	The Servicing Fee calculated at the Servicing Fee Rate of [0.350]% per annum, and the Trustee Fee calculated at the Trustee Fee Rate of [0.006]% per annum. The Servicing Fee will be paid monthly on the stated principal balance of each Mortgage Loan and the Trustee Fee will be paid monthly on the aggregate stated principal balance of the Mortgage Loans.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Transaction Overview (Cont.)

Optional Termination: The Master Servicer at its option, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date. If the Master Servicer fails to exercise its option, the NIMs Insurer, if any, may exercise that option.

Optional Termination Date: The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than 10% of the aggregate principal balance of Mortgage Loans as of the Cut-off Date.

Expense Adjusted Net Mortgage Rate: For any Mortgage Loan, and for any Distribution Date, will be the Mortgage Rate on such Mortgage Loan minus the Servicing Fee Rate and the Trustee Fee Rate.

Monthly Master Servicer Advances: The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans (net of the Servicing Fee) to the extent such amounts are deemed recoverable from future payments on the Mortgage Loans. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement. The Master Servicer will *NOT* be obligated to compensate Certificateholders for any interest shortfalls resulting from the application of the Soldiers' and Sailors' Civil Relief Act of 1940.

Credit Enhancement:
1) Excess Interest;
2) Overcollateralization ("OC"); and
3) Subordination.

Allocation of Losses: Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to accrued interest on the Class CE Certificates, second, to the Class CE Certificates, third, to the Class M-3 Certificates, fourth, to the Class M-2 Certificates, and, fifth, to the Class M-1 Certificates. There will be no allocation of realized losses to the Class A Certificates or Class S Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled. Investors in the Class S Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough interest on the Mortgage Loans to distribute to the holders of the Class S Certificates all interest amounts to which they are then entitled.

However, the amount of Realized Losses allocated to the Class M Certificates may be distributed to the holders of those Certificates from Net Monthly Excess Cashflow, to the extent available, according to the provisions set forth in *Payment Priority* herein.

Overcollateralization Target Amount: With respect to any Distribution Date, an amount equal to approximately [0.50]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Transaction Overview (Cont.)

Credit Enhancement Percentage:

The Credit Enhancement Percentage for any class of the Offered Certificates (other than the Class S Certificates) on any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the certificates lower in payment priority and the Overcollateralization Amount by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	(S&P / M)	Credit Enhancement Percentage*
A	AAA / Aaa	[16.25]%
M-1	AA / Aa2	[8.00]%
M-2	A / A2	[2.50]%
M-3	BBB / Baa2	[0.50]%

*Assumes overcollateralization amount is equal to Overcollateralization Target Amount.

Pass-Through Rate:

The "Pass-Through Rate" on any Distribution Date with respect to the Offered Certificates (other than the Class M-1 and Class S Certificates) will equal the lesser of (a) the related Formula Rate and (b) the Net WAC Cap.

The "Pass-Through Rate" on any Distribution Date with respect to the Class M-1 Certificates will equal the least of (a) the related Formula Rate, (b) the Net WAC Cap and (c) 5.00%.

The Pass-Through Rate with respect to the Class S Certificates will be equal to (a) for the first 24 Distribution Dates, the lesser of (i) 4.75% and (ii) the Net WAC Cap and (b) 0.00% for each Distribution Date thereafter.

Formula Rate:

The "Formula Rate" for the Floating-Rate Class A Certificates and Class M Certificates will be equal to the One-Month LIBOR plus the related margin.

The Formula Rate for the Fixed-Rate Class A Certificates will be equal to the related fixed-rate.

Net WAC Cap:

Class S Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of Mortgage Loans.

Class A Certificates and Class M Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of Mortgage Loans minus the pass-through rate for the Class S Certificates multiplied by a fraction, the numerator of which is the Notional Balance of the Class S Certificates immediately prior to such Distribution Date and the denominator of which is the aggregate outstanding principal balance of the Mortgage Loans as of the first day of the month preceding the month of such Distribution Date (subject to adjustment with respect to the Floating-Rate Class A Certificates and Class M Certificates based on the actual number of days elapsed in the related Interest Accrual Period.

Basis Risk Shortfall:

Because each Mortgage Loan has a mortgage rate that is fixed and the pass-through rates on the Offered Certificates that are floating-rate Certificates are based on one-month LIBOR, the application of the Net WAC Cap could result in shortfalls of interest otherwise payable on those Certificates in certain periods. If basis risk interest shortfalls occur, they will be carried forward (a "Net WAC Rate Carryover Amount") and will be paid from Net Monthly Excess Cashflow to the extent available on a subordinated basis on the same Distribution Date or in any subsequent period.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Transaction Overview (Cont.)

Interest Carry Forward Amount:	For each class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.
Yield Maintenance Agreement:	On the Closing Date, the Trustee will enter into a yield maintenance agreements (the "Yield Maintenance Agreement") to make payments in respect of any carryover amounts in respect of the Class M-1 Certificates. On each Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the Trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a specified maximum rate over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule as described herein, accrued during the related Interest Accrual Period for the related class of Certificates, and (b) the notional balance for such Distribution Date specified on the related Yield Maintenance Agreement Schedule herein.
Available Funds:	For any Distribution Date, the sum, net of amounts reimbursable therefrom to the Master Servicer or the Trustee, of (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date and (iv) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.
Principal Payments:	On each Distribution Date, the holders of each of the Class A and Class M Certificates shall be entitled to receive distributions in respect of principal *pro rata* based on the related Certificate Principal Balances, to the extent of the Principal Distribution Amount, until such Certificate Principal Balances have been reduced to zero. With respect to the Class A Certificates, all principal distributions allocated to the Class A Certificates from the Principal Distribution Amount will be distributed first, to the holders of the Class A-6 Certificates based on the Lockout Distribution Percentage, until the Certificate Principal Balance of the Class A-6 Certificates has been reduced to zero; second, to the holders of the Class A-1 Certificates, until the Certificate Principal Balance of the Class A-1 Certificates has been reduced to zero; third, to the holders of the Class A-2 Certificates, until the Certificate Principal Balance of the Class A-2 Certificates has been reduced to zero; fourth, to the holders of the Class A-3 Certificates, until the Certificate Principal Balance of the Class A-3 Certificates has been reduced to zero; fifth, to the holders of the Class A-4 Certificates, until the Certificate Principal Balance of the Class A-4 Certificates has been reduced to zero, sixth, to the holders of the Class A-5 Certificates, until the Certificate Principal Balance of the Class A-5 Certificates has been reduced to zero and seventh, to the holders of the Class A-6 Certificates, until the Certificate Principal Balance of the Class A-6 Certificates has been reduced to zero.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Transaction Overview (Cont.)

Lockout Distribution Percentage: For the Class A-6 Certificates and any Distribution Date, the indicated percentage of the Lockout Certificate Percentage for such Distribution Date:

Distribution Date Occurring in	Percentage
November 2003 through October 2006	0%
November 2006 through October 2008	45%
November 2008 through October 2009	80%
November 2009 through October 2010	100%
November 2010 and thereafter	300%

Lockout Certificate Percentage For the Class A-6 Certificates and any Distribution Date, the percentage equal to the Certificate Principal Balance of the Class A-6 Certificates immediately prior to such Distribution Date divided by the aggregate Certificate Principal Balances of the Class A Certificates immediately prior to such Distribution Date.

Coupon Step-up: After the Optional Termination Date, if the Master Servicer (or NIMs Insurer, if any) fails to exercise its right to terminate the Trust, the coupons on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
A-1	2 * Margin
A-5	Coupon + 0.50%
A-6	Coupon + 0.50%
M-1	1.5 * Margin
M-2	1.5 * Margin
M-3	1.5 * Margin

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Transaction Overview (Cont.)

Payment Priority:

On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

1. To pay interest on the Class A Certificates and the Class S Certificates, *pro rata*, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.
2. To pay principal on the Class A and Class M Certificates, in accordance with the principal payment provisions described above.
3. From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.
4. From Net Monthly Excess Cashflow, if any, to pay any Interest Carry Forward Amounts on the Class M Certificates.
5. From Net Monthly Excess Cashflow, if any, to pay any Allocated Realized Loss Amounts on the Class M Certificates.
6. **From Net Monthly Excess Cashflow, if any, to pay any remaining unpaid Net WAC Rate Carryover Amount on the Class A Certificates, pro rata, and then, to the Class M-2 Certificates, Class M-3 Certificates and Class M-1 Certificates, in that order.**
7. To pay any remaining amount to the non-offered Certificates in accordance with the Pooling and Servicing Agreement.

Source for Calculation of One-Month LIBOR: Telerate page 3750.

ERISA: Subject to the considerations in the prospectus supplement, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.

SMMEA: The Class A, Class S and Class M-1 Certificates are expected to constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA"). Other classes will not be SMMEA eligible.

Taxation – REMIC: The Trust will be established as one or more REMICs for federal income tax purposes.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Transaction Overview (Cont.)

Ratings:	<u>Class</u>	<u>Ratings (S&P / Moody's)</u>
	A	AAA / Aaa
	S	AAA / Aaa
	M-1	AA / Aa2
	M-2	A / A2
	M-3	BBB / Baa2
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.	
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.	

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all directly related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is directly related to such tax treatment and tax structure.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Collateral Summary

Statistics for the mortgage loans listed below are based on the Cut-Off Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	2,942		
Aggregate Current Principal Balance:	$400,000,298.39		
Average Current Principal Balance:	$135,962.03		$49,263.14 - $249,999.00
Aggregate Original Principal Balance:	$400,804,903.00		
Average Original Principal Balance:	$136,235.52		$60,000.00 - $249,999.00
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	6.078%		4.455% – 9.850%
Wtd. Avg. Original Term (months):	296		120 - 360
Wtd. Avg. Remaining Term (months):	295		117 - 360
Wtd. Avg. Original LTV:	67.09%		7.62% – 90.00%
Wtd. Avg. Borrower FICO:	723		660 - 814
Retail Originations	100.00%		
Geographic Distribution (Top 5):	CA	28.86%	
	FL	7.48%	
	NY	6.51%	
	MD	6.10%	
	NJ	6.05%	

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Collateral Type

Collateral Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Fixed Rate	2,942	$400,000,298.39	100.00
Total	2,942	$400,000,298.39	100.00

Principal Balance at Origination

Range of Principal Balance at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
60,000.00 - 100,000.00	808	$64,885,688.00	16.19
100,000.01 - 150,000.00	1,090	135,096,931.00	33.71
150,000.01 - 200,000.00	661	114,425,005.00	28.55
200,000.01 - 249,999.00	383	86,397,279.00	21.56
Total	2,942	$400,804,903.00	100.00

Remaining Principal Balance

Range of Remaining Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
49,263.14 - 50,000.00	1	$49,263.14	0.01
50,000.01 - 100,000.00	812	65,160,787.78	16.29
100,000.01 - 150,000.00	1,087	134,617,433.29	33.65
150,000.01 - 200,000.00	661	114,310,047.08	28.58
200,000.01 - 249,999.00	381	85,862,767.10	21.47
Total	2,942	$400,000,298.39	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Remaining Term to Maturity

Range of Months Remaining	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 - 120	80	$7,949,025.82	1.99
121 - 180	877	107,599,519.81	26.90
181 - 240	237	32,009,315.97	8.00
241 - 300	70	9,372,899.50	2.34
301 - 360	1,678	243,069,537.29	60.77
Total	2,942	$400,000,298.39	100.00

Mortgage Rate

Range of Current Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.455 - 4.499	1	$68,186.69	0.02
4.500 - 4.999	198	26,423,374.69	6.61
5.000 - 5.499	448	62,190,689.85	15.55
5.500 - 5.999	951	127,104,999.53	31.78
6.000 - 6.499	426	57,125,272.92	14.28
6.500 - 6.999	650	91,859,984.84	22.96
7.000 - 7.499	121	16,003,707.91	4.00
7.500 - 7.999	131	17,016,175.98	4.25
8.000 - 8.499	4	515,427.14	0.13
8.500 - 8.999	9	1,208,448.18	0.30
9.500 - 9.850	3	484,030.66	0.12
Total	2,942	$400,000,298.39	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Original Loan-to-Value Ratios

Range of Original Loan-to-Value (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 30.00	140	$14,184,383.25	3.55
30.01 - 35.00	78	8,342,036.97	2.09
35.01 - 40.00	105	12,511,074.24	3.13
40.01 - 45.00	136	16,764,153.54	4.19
45.01 - 50.00	154	19,917,546.27	4.98
50.01 - 55.00	196	24,390,761.06	6.10
55.01 - 60.00	223	30,260,065.85	7.57
60.01 - 65.00	238	33,620,603.02	8.41
65.01 - 70.00	285	39,848,065.14	9.96
70.01 - 75.00	295	41,704,544.56	10.43
75.01 - 80.00	399	58,690,984.99	14.67
80.01 - 85.00	246	36,074,338.27	9.02
85.01 - 90.00	447	63,691,741.23	15.92
Total	2,942	$400,000,298.39	100.00

FICO Score at Origination

Range of Fico Scores	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
660 - 679	465	$64,849,383.50	16.21
680 - 699	523	71,337,491.65	17.83
700 - 719	426	58,865,756.00	14.72
720 - 739	440	62,698,780.76	15.67
740 - 759	392	54,657,683.30	13.66
760 - 779	390	50,501,365.75	12.63
780 - 799	246	30,527,487.27	7.63
800 - 814	60	6,562,350.16	1.64
Total	2,942	$400,000,298.39	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Geographic Distribution

State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	733	$115,424,761.25	28.86
Florida	273	29,930,474.80	7.48
New York	177	26,043,325.75	6.51
Maryland	171	24,382,234.10	6.10
New Jersey	165	24,205,053.35	6.05
Pennsylvania	186	22,712,848.97	5.68
Massachusetts	125	18,266,324.78	4.57
Washington	113	16,669,608.15	4.17
Connecticut	103	14,054,947.32	3.51
Minnesota	103	13,327,901.77	3.33
Illinois	97	12,255,567.93	3.06
Arizona	103	11,809,150.64	2.95
Michigan	73	8,545,837.67	2.14
Colorado	51	6,696,503.12	1.67
Oregon	49	6,252,414.70	1.56
Ohio	44	4,845,458.84	1.21
Nevada	33	4,836,974.81	1.21
Wisconsin	41	4,229,621.78	1.06
Tennessee	42	4,112,376.87	1.03
Delaware	29	3,909,071.96	0.98
New Hampshire	21	3,142,176.20	0.79
Indiana	24	2,797,740.83	0.70
Hawaii	11	2,519,579.20	0.63
Missouri	28	2,455,589.77	0.61
Alabama	22	2,207,908.40	0.55
Rhode Island	15	1,918,139.47	0.48
Georgia	14	1,715,067.72	0.43
Louisiana	13	1,520,397.92	0.38
Kentucky	13	1,354,447.95	0.34
Nebraska	13	1,331,196.64	0.33
South Carolina	9	1,289,003.67	0.32
Iowa	10	1,190,354.77	0.30
New Mexico	7	690,948.20	0.17
Texas	6	581,989.24	0.15
Wyoming	4	458,468.01	0.11
Montana	3	385,708.07	0.10
Maine	3	374,600.00	0.09
Oklahoma	4	367,951.90	0.09
Alaska	2	279,243.53	0.07
Idaho	3	265,588.36	0.07
Arkansas	2	170,001.46	0.04
Vermont	1	160,128.92	0.04
South Dakota	1	159,832.95	0.04
North Dakota	1	86,913.23	0.02
Kansas	1	66,863.42	0.02
Total	2,942	$400,000,298.39	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Occupancy Status

Occupancy Status*	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	2,921	$397,341,781.31	99.34
Non-owner	10	1,455,019.93	0.36
Second Home	11	1,203,497.15	0.30
Total	2,942	$400,000,298.39	100.00

*Based on mortgagor representation at origination.

Documentation Type

Program	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	2,617	$352,370,661.48	88.09
Limited Documentation	55	8,521,085.74	2.13
Stated Documentation	270	39,108,551.17	9.78
Total	2,942	$400,000,298.39	100.00

Loan Purpose

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Refinance – Debt Consolidation Cash Out *	2,231	$305,356,996.54	76.34
Refinance – Debt Consolidation No Cash Out**	711	94,643,301.85	23.66
Total	2,942	$400,000,298.39	100.00

*Cash proceeds to the borrower inclusive of debt consolidation payments exceed $1000 or 1% of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
**Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed $1000 or 1% of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Credit Grade

Risk Category	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
8A	1,746	$235,219,607.82	58.80
7A	731	100,152,010.87	25.04
6A	465	64,628,679.70	16.16
Total	2,942	$400,000,298.39	100.00

Property Type

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	2,816	$380,942,108.17	95.24
PUD	50	8,111,618.11	2.03
Condominium	76	10,946,572.11	2.74
Total	2,942	$400,000,298.39	100.00

Prepayment Charge Term

Prepayment Charge Term at Origination (mos.)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	570	$79,664,796.14	19.92
12	230	32,644,952.65	8.16
24	4	618,046.66	0.15
36	2,138	287,072,502.94	71.77
Total	2,942	$400,000,298.39	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Origination Source

Origination Source	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Retail	2,942	$400,000,298.39	100.00
Total	2,942	$400,000,298.39	100.00

Conforming Balance

Conforming Balance	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Conforming	2,942	$400,000,298.39	100.00
Total	2,942	$400,000,298.39	100.00

Weighted Average Life Tables

Class A-1 To Call

Prepay Speed	0% PPC	50% PPC	100% PPC	150% PPC	200% PPC
WAL (yr)	4.38	1.22	0.80	0.63	0.53
MDUR (yr)	4.20	1.20	0.79	0.62	0.52
First Prin Pay	1	1	1	1	1
Last Prin Pay	106	27	17	13	11

Class A-1 To Maturity

Prepay Speed	0% PPC	50% PPC	100% PPC	150% PPC	200% PPC
WAL (yr)	4.38	1.22	0.80	0.63	0.53
MDUR (yr)	4.20	1.20	0.79	0.62	0.52
First Prin Pay	1	1	1	1	1
Last Prin Pay	106	27	17	13	11

Class A-2 To Call

Prepay Speed	0% PPC	50% PPC	100% PPC	150% PPC	200% PPC
WAL (yr)	12.28	3.46	2.00	1.45	1.17
MDUR (yr)	10.10	3.23	1.92	1.40	1.13
First Prin Pay	106	27	17	13	11
Last Prin Pay	184	58	32	23	18

Class A-2 To Maturity

Prepay Speed	0% PPC	50% PPC	100% PPC	150% PPC	200% PPC
WAL (yr)	12.28	3.46	2.00	1.45	1.17
MDUR (yr)	10.10	3.23	1.92	1.40	1.13
First Prin Pay	106	27	17	13	11
Last Prin Pay	184	58	32	23	18

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Weighted Average Life Tables

Class A-3 To Call

Prepay Speed	0% PPC	50% PPC	100% PPC	150% PPC	200% PPC
WAL (yr)	17.16	5.46	3.00	2.10	1.63
MDUR (yr)	12.45	4.86	2.79	1.99	1.55
First Prin Pay	184	58	32	23	18
Last Prin Pay	226	74	40	28	21

Class A-3 To Maturity

Prepay Speed	0% PPC	50% PPC	100% PPC	150% PPC	200% PPC
WAL (yr)	17.16	5.46	3.00	2.10	1.63
MDUR (yr)	12.45	4.86	2.79	1.99	1.55
First Prin Pay	184	58	32	23	18
Last Prin Pay	226	74	40	28	21

Class A-4 To Call

Prepay Speed	0% PPC	50% PPC	100% PPC	150% PPC	200% PPC
WAL (yr)	23.27	9.92	5.00	3.25	2.40
MDUR (yr)	13.43	7.57	4.31	2.93	2.21
First Prin Pay	226	74	40	28	21
Last Prin Pay	326	173	98	55	39

Class A-4 To Maturity

Prepay Speed	0% PPC	50% PPC	100% PPC	150% PPC	200% PPC
WAL (yr)	23.27	9.92	5.00	3.25	2.40
MDUR (yr)	13.43	7.57	4.31	2.93	2.21
First Prin Pay	226	74	40	28	21
Last Prin Pay	326	173	98	55	39

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Weighted Average Life Tables

Class A-5 To Call

Prepay Speed	0% PPC	50% PPC	100% PPC	150% PPC	200% PPC
WAL (yr)	27.56	15.12	9.15	5.74	4.01
MDUR (yr)	14.42	10.28	7.14	4.85	3.54
First Prin Pay	326	173	98	55	39
Last Prin Pay	331	182	111	76	56

Class A-5 To Maturity

Prepay Speed	0% PPC	50% PPC	100% PPC	150% PPC	200% PPC
WAL (yr)	28.56	19.08	11.65	6.99	4.13
MDUR (yr)	14.66	11.79	8.48	5.65	3.63
First Prin Pay	326	173	98	55	39
Last Prin Pay	358	334	234	163	121

Class A-6 To Call

Prepay Speed	0% PPC	50% PPC	100% PPC	150% PPC	200% PPC
WAL (yr)	11.75	7.88	6.60	5.47	4.38
MDUR (yr)	8.36	6.24	5.42	4.64	3.83
First Prin Pay	37	37	37	37	37
Last Prin Pay	331	182	111	76	56

Class A-6 To Maturity

Prepay Speed	0% PPC	50% PPC	100% PPC	150% PPC	200% PPC
WAL (yr)	11.75	7.90	6.68	6.03	5.60
MDUR (yr)	8.36	6.25	5.47	5.02	4.70
First Prin Pay	37	37	37	37	37
Last Prin Pay	356	332	232	161	119

Weighted Average Life Tables

Class M-1 To Call

Prepay Speed	0% PPC	50% PPC	100% PPC	150% PPC	200% PPC
WAL (yr)	15.28	6.51	3.86	2.68	2.04
MDUR (yr)	12.78	5.92	3.63	2.57	1.97
First Prin Pay	1	1	1	1	1
Last Prin Pay	331	182	111	76	56

Class M-1 To Maturity

Prepay Speed	0% PPC	50% PPC	100% PPC	150% PPC	200% PPC
WAL (yr)	15.39	6.94	4.14	2.88	2.18
MDUR (yr)	12.85	6.24	3.86	2.74	2.10
First Prin Pay	1	1	1	1	1
Last Prin Pay	358	334	234	163	121

Class M-2 To Call

Prepay Speed	0% PPC	50% PPC	100% PPC	150% PPC	200% PPC
WAL (yr)	15.28	6.51	3.86	2.68	2.04
MDUR (yr)	11.26	5.53	3.47	2.48	1.92
First Prin Pay	1	1	1	1	1
Last Prin Pay	331	182	111	76	56

Class M-2 To Maturity

Prepay Speed	0% PPC	50% PPC	100% PPC	150% PPC	200% PPC
WAL (yr)	15.39	6.94	4.14	2.88	2.18
MDUR (yr)	11.31	5.78	3.67	2.64	2.04
First Prin Pay	1	1	1	1	1
Last Prin Pay	358	334	234	163	121

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Weighted Average Life Tables

Class M-3 To Call

Prepay Speed	0% PPC	50% PPC	100% PPC	150% PPC	200% PPC
WAL (yr)	15.28	6.51	3.86	2.68	2.04
MDUR (yr)	10.31	5.26	3.36	2.43	1.88
First Prin Pay	1	1	1	1	1
Last Prin Pay	331	182	111	76	56

Class M-3 To Maturity

Prepay Speed	0% PPC	50% PPC	100% PPC	150% PPC	200% PPC
WAL (yr)	15.39	6.94	4.14	2.88	2.18
MDUR (yr)	10.35	5.48	3.54	2.57	2.00
First Prin Pay	1	1	1	1	1
Last Prin Pay	358	334	234	163	121

Rating Agency Contacts

Standard & Poor's	
Linda Wu	212-438-1567
Moody's	
Taruna Reddy	212-553-3605